FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2018

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 08 May, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 08 May 2018
Share Buy-Back Programme

Exhibit 99

SHARE BUY-BACK PROGRAMME

Unilever PLC and Unilever N.V. today announce the commencement of a programme to buy back shares with an aggregate market value equivalent of up to €6 billion, as previously announced on 19 April 2018. The programme is in line with the Group's objective of targeting a net debt to EBITDA ratio of 2.0x. and our intention to return the expected after-tax proceeds upon completion of the spreads disposal to shareholders, unless more value-creating acquisition alternatives arise.

The first tranche of this buy-back programme (the "Initial Programme") will commence on 8 May 2018 and will be for an aggregate market value equivalent to €3 billion, of which €1.5 billion will be bought back in the form of Unilever PLC ordinary shares, and €1.5 billion will be bought back in the form of Unilever N.V. ordinary shares (or depositary receipts in respect of such ordinary shares).

Any further tranches of the buy-back programme, which may be conducted after completion of the Initial Programme, will be announced in due course.

The Initial Programme will take place within the limitations of the authority granted to the Boards of each of Unilever PLC and Unilever N.V. by their general meetings, held on 2nd May and 3rd May 2018 respectively, pursuant to which the maximum number of shares to be bought back by Unilever PLC is 123,176,000 and the maximum number of shares (or depositary receipts thereof) to be bought back by Unilever N.V. is 210,906,593.

The Initial Programme, the purpose of which is to reduce the capital of Unilever PLC and Unilever N.V., respectively, will also be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and, in the case of Unilever PLC, Chapter 12 of the Listing Rules.

The Initial Programme will commence on 8 May 2018 and will end no later than 19 July 2018.

The Group has entered into non-discretionary instructions with Deutsche Bank AG, London Branch and UBS AG, London Branch to conduct the Initial Programme on its behalf and to make trading decisions under the Initial Programme independently of the Group.

Media Enquires:  Please contact the Unilever Press Office at:
press-office.london@unilever.com or 0207 822 6719

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SAFE HARBOUR:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.